

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170267

DIVISION OF
CORPORATION FINANCE

March 2, 2017

Keir D. Gumbs
Covington & Burling LLP
kgumbs@cov.com

Re: UnitedHealth Group, Inc.
Incoming letter dated February 20, 2017

Dear Mr. Gumbs:

This is in response to your letter dated February 20, 2017 concerning the shareholder proposal submitted to UnitedHealth by John Chevedden. We also have received a letter from the proponent dated February 28, 2017. On February 10, 2017, we issued a no-action response expressing our informal view that UnitedHealth could not exclude the proposal from its proxy materials for its upcoming annual meeting because we were unable to conclude that UnitedHealth had met its burden of establishing that it could exclude the proposal under rule 14a-8(i)(10). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that UnitedHealth may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that UnitedHealth's policies, practices and procedures compare favorably with the guidelines of the proposal and that UnitedHealth has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if UnitedHealth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 28, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
UnitedHealth Group Inc. (UNH)
Year Old Proxy Access Recycled
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 27, 2017 no-action request and Request for Reconsideration, February 20, 2017.

The company failed to disclose whether any of is purported scenarios for shareholder groups to meet the company's demanding continuous 3-year holding requirement actually represented 3 continuous years of holdings. Thus the company analysis so far is not relevant at this late date.

Plus if the company belatedly provides additional scenario information of outstanding stock held *continuously* for 3-years the company may inadvertently demonstrate how easy it is to come up with this type of verifying information and will disprove the reasons most companies object to the vetting of 50 proxy access participants – expense. The expense will be less that the cost of a no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Amy L. Schneider <amy.l.schneider@uhg.com>

COVINGTON

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February 20, 2017

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: UnitedHealth Group - Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of UnitedHealth Group, Inc. (the "*Company*"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to request that the staff of the Division of Corporate Finance (the "*Staff*") reconsider its February 10, 2017, response to the Company's January 27, 2017 request for no-action relief (the "*Original Request*") with respect to the Company's plans to exclude a shareholder proposal (the "*Shareholder Proposal*") submitted by John Chevedden (the "*Proponent*") from the Company's proxy materials for its 2017 annual meeting of shareholders (the "*2017 Proxy Materials*").

On February 10, 2017, the SEC granted no-action relief to several companies that submitted no-action requests with respect to shareholder proposals in circumstances that were substantially similar to those underlying the Original Request. *See generally* The Dun & Bradstreet Corp. (Feb. 10, 2017) (proposal requesting that the board take the steps necessary to modify its existing proxy access bylaw to allow up to 50 shareholders to aggregate their shares for purposes of proxy access, excludable under Rule 14a-8(i)(10) where the company's bylaw permitted aggregation by 20 shareholders and the company expected to increase that threshold to 35 shareholders); General Dynamics Corporation (Feb. 10, 2017) (proposal requesting that the board take the steps necessary to modify its existing proxy access bylaw to allow up to 50 shareholders to aggregate their shares for purposes of proxy access, excludable under Rule 14a-8(i)(10) where the company's bylaw permitted aggregation by 20 shareholders); NextEra Entergy, Inc. (Feb. 10, 2017); PPG Industries, Inc. (Feb. 10, 2017) (same); United Continental Holdings, Inc. (Feb. 10, 2017) (collectively, the "February 10, 2017 Staff No-Action Letters"). To the extent the Company did not provide sufficient information to demonstrate to the Staff that the Company has also substantially implemented the Proposal, the Company is providing additional information to the Staff to further establish that the Company's proxy access bylaw more than satisfies the essential objective of the Proposal and already provides stockholders with a meaningful proxy access right.

BASIS FOR EXCLUSION

As noted in the Original Request, the Company bylaws provide that a shareholder or group of shareholders who have owned 3% or more of the Company's outstanding common stock for at least three years would have the right to include in the Company's proxy statement nominees to the board representing the greater of 20% of the Board or two directors (the "*Amended Bylaws*"). The Amended

Bylaws implement the essential elements of the Shareholder Proposal by providing a proxy access procedure under which one or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card shareholder-nominated director candidates representing the greater of 20% of the Board or two directors.

The only feature of the Shareholder Proposal that is not already provided for by the Company in its Amended Bylaws is the request that the Company allow up to 50 shareholders to aggregate their shares in order to meet the 3% ownership threshold. The Proponent's concern appears to be that the 20-shareholder aggregation limit contained in the Amended Bylaws meaningfully restricts a shareholder's ability to use proxy access. Yet, the Shareholder Proposal and the Amended Bylaws are still similar in that they both allow shareholders to aggregate their shares in order to meet the minimum ownership requirements necessary to exercise the proposed proxy access right. Moreover, the difference between allowing 20 shareholders and 50 shareholders to aggregate their shares is not meaningful in the view of the Company's shareholder base.

ADDITIONAL ANALYSIS

An aggregation limit is designed to minimize the burden on the Company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while ensuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

There is no particular “science to determining, for any company, the aggregation limit that will best achieve a balance between making proxy access reasonably available and avoiding a process that imposes an undue burden and expense on the Company to the detriment of other shareholders. Based on a review of proxy access bylaws adopted by public companies to date, of the 345 companies that have adopted proxy access bylaws as of December 31, 2016, 301 have imposed a 20-shareholder limit on aggregation; 9 companies have imposed a 5-15 shareholder limit and 16 companies have set limits ranging from 25-50 shareholders. This approach isn't limited to companies. Each of Bank of New York Mellon, BlackRock, T. Rowe Price Group, Inc. and State Street Corporation, four of the largest institutional shareholders in the United States, have adopted proxy access bylaws that contain a 20-shareholder limitation.

Under a 20-person aggregation limit, as long as at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own even less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on publicly available data, six of the Company's institutional shareholders each owned more than 3.46% of the outstanding common stock as of December 31, 2016. In the aggregate, these six holders held approximately 34.62% of the Company's outstanding common stock, while the next 17 shareholders each own at least 0.48% of the Company's outstanding common stock. Based on this stock ownership profile, there are more than 250 combinations of the Company's largest 20 shareholders that could aggregate their shares to own more than 3% of the Company's common stock, and more than 450 combinations of the Company's largest 50 shareholders.

Collectively, the largest 20 institutional shareholders of the Company own approximately 52.4% of the outstanding common stock, and each of these 20 institutional shareholders owns more than 0.49% of the Company's outstanding common stock. Assuming institutional ownership has been stable for three years, the concentration of significant shareholdings in 20 shareholders means that at least six shareholders may utilize proxy access individually, and that many more may easily form a group among themselves to make a proxy access nomination. For example, ten of the other largest shareholders own between 2.68% and 0.91% of the shares outstanding, and any four of those ten shareholders could form a group representing at least 3% of the Company's outstanding shares. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could achieve the minimum required ownership in any number of ways, by combining with one or a small number of the 20 largest investors. A shareholder group is not limited to these known institutional investors, of course, and a shareholder seeking to nominate a director candidate may approach any other shareholders to meet the 3% threshold. The 20- shareholder aggregation limit therefore does not unduly restrict any shareholder from forming a group to make a proxy access nomination.

To illustrate the ease of forming a nominating group based on the Company's current shareholdings, as of December 31, 2016, the Company had 951,816,220 shares of common stock outstanding. Based on that number, to meet the 3% minimum ownership requirement, a shareholder or group of shareholders would have to own, and to have owned continuously for at least three years, 28,554,486 shares. A member of a group of 20 shareholders would therefore hold 0.15% of the Company's outstanding shares, or approximately 1,427,724.33 shares per member. As of December 31, 2016, 88 shareholders representing approximately 70.98% of the Company's outstanding shares, owned at least this amount of shares. There are innumerable combinations that would allow the Company's 88 largest shareholders to form 20-shareholder groups (or smaller groups) for the purpose of making a proxy access nomination. And, again, smaller shareholders could combine with up to 19 of these 85 shareholders, in innumerable combinations, to form a nominating group.

Even though the Amended Bylaws have not been implemented exactly as proposed by the Proponent, the Company's 20-shareholder aggregation limit provides abundant opportunities for all holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. To be clear, the Proposal's requested 50-shareholder limit would not double the percentage of the Company's shareholders who might be able to utilize proxy access. Currently, 70.98% of the Company's shareholders can form a group of 20 shareholders to aggregate their shareholdings in order to meet the minimum ownership requirements of the Amended Bylaws. The Proposal would only increase this percentage to 79.87%. Any increase in the aggregation limit merely increases the inestimable number of shareholder combinations that could yield a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less materially enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock.

CONCLUSION

Based on the foregoing facts and analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Shareholder Proposal from the 2017 Proxy Materials. Please note that the Company expects to submit its proxy materials for printing no later than April 19, 2017; consequently, the Company would appreciate it if the Staff could respond to this request by then.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (202) 662-5500 or Amy L. Schneider, Deputy General Counsel of the Company, at (952) 936-4986.

Sincerely,



Keir D. Gumbs

Enclosures

cc: Ms. Amy L. Schneider
Mr. John D. Chevedden